THOMPSON   ATLANTA         CINCINNATI          COLUMBUS             NEW YORK __________________

         HINE                   BRUSSELS           CLEVELAND        DAYTON                     WASHINGTON, D.C.

February 1, 2008

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of Northern Lights Variable Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 11 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The purpose of this filing is to revise the principal strategy and principal risk sections of the Prospectus, and delete all references to the sub-adviser (including deletion of the performance of the sub-adviser’s model portfolio) for the Dent Strategic Portfolio (the “Fund”).  All changes to the previously filed version of the Prospectus and Statement of Additional Information have been marked.

If you have any questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP